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                            Smoky Market Foods, Inc.
                          804 Estates Drive, Suite 100
                             Aptos, California 95003

                                December 20, 2007


Via EDGAR

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Application for Withdrawal of Registration Statement on Form SB-2 No. 333-147843

Dear Sir/Madam:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, Smoky Market Foods, Inc. (the "Company") hereby respectfully requests that the above-referenced Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be granted.

     The Company has determined to request withdrawal of the Registration Statement filed on December 4, 2007 due to the Company's current financial condition. The Company anticipates that the Registration Statement will not become effective for several months and has been advised that governing law severely limits its ability to raise money through private offerings while the Registration Statement is pending. Given the Company's limited capital, waiting such a period of time without raising additional funds will unduly jeopardize the Company's business.

     The Company may undertake a subsequent private offering to satisfy its capital needs in reliance upon Rule 155(c), consistent with no action letters or as otherwise permitted by law. This letter also confirms that no shares of the Company's common stock were sold pursuant to the Registration Statement. Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     Should you have any questions or comments, please do not hesitate to contact Bryan Allen at 185 South State Street, Salt Lake City, Utah 84111, at
(801) 257-7963 (telephone) or 801-532-7750 (telecopy).

                                           Very truly yours,

                                           Smoky Market Foods, Inc.

                                           /s/ Edward C. Feintech

                                           Edward C. Feintech
                                           Chief Executive Officer